1001 MCKINNEY

18th FLOOR

HOUSTON, TEXAS 77002

FRANKLIN, CARDWELL & JONES

713.222.6025  TELEPHONE

A PROFESSIONAL CORPORATION

713.222.0938  FACSIMILE

INTERNET:

http://www.fcj.com

January 16, 2006

United States Securities and Exchange Commission

Attn: Mr. Derek B. Swanson

Division of Corporate Finance

100 F Street N.E.

Mail Stop 3561

Washington, D.C.  20549

Re: Z Yachts, Inc. Registration Statement on Form SB-2 (File No. 333-127597)

Dear Mr. Swanson:

On behalf of Z Yachts, Inc. (the “Company”), we are filing with this letter a Pre-effective Amendment No. 2 (“Amendment No. 2”) to the above referenced Registration Statement on Form SB-2 (“the “Registration Statement”), together with a marked copy showing changes in Amendment No. 2.  For the convenience of the staff I have forwarded a copy of this letter and the marked copy of Amendment No. 2 to you via e-mail.

Set forth below are our responses to the comments from the staff.

Amendment No. 1 to the Form SB-2

Risk Factors, page 2

“Our sales may be adversely affected by tornados…,” page 3

1.

We note your added disclosure in response to our prior comment 5.  To the extent practicable, quantify (in MD&A) the impact on your inventory and sales in the region.

The Company has revised Management’s Discussion and Analysis of Financial Condition and Results Operations to reflect that the 2005 Atlantic Hurricane Season resulted in an estimated 40% reduction in sales during September 2005 and 10% for the year ended September 30, 2005.  Quantitative information about the 2005 Atlantic Hurricane season has been removed from the risk factors and a cross reference to Management’s Discussion and Analysis of Financial Condition and Results of Operations has been added to the risk factor.  The Company believes that the quantitative discussion relating to a single fiscal year is more appropriate in Management’s Discussion and Analysis of

G:\Transaction\Client Folders\P\Public Company Management\zyachts\Response to SEC Comments2_20060111.doc

United States Securities and Exchange Commission

January 16, 2006

Financial Condition and Results of Operations since it relates to a specific fiscal year and the risk of adverse weather as disclosed in the risk factor more appropriately applies to all fiscal years.

Plan of Distribution, page 7

2.

We note that PCMS, an affiliate of GoPublicToday.com, will provide consulting services to Z Yachts in the future.  We also note that Public Securities, an affiliate of Public Company Management Corporation, will be making a market in Z Yachts’ stock by filing a Form 211 with the OTC Bulletin Board.  Please revise to disclose that an affiliate of GoPublicToday.com and Public Company Management Corporation will be making a market in Z Yachts’ stock, and disclose in the risk factors section the risks to investors that stem from that dual role, as requested by our prior comment 10.

The Company has included a disclosure that the principal of Public Securities, Inc. is a member of the advisory board of Public Company Management Corp., the parent corporation of GoPublicToday.com, Inc.  The Company has also included a risk factor disclosing the potential conflict of interest between Public Securities, Inc. and GoPublicToday.com, Inc. and the effect that such conflict could have on the market for the Company’s stock.

3.

We note your response to our prior comment 10.  Reconcile your response that GoPublicToday.com “did not prepare any part of the Registration Statement on behalf of the Company” with Part 1 of your contract for services with GoPublicToday.com, which indicates that GoPublicToday.com is being paid for preparing your Form SB-2.

Although the contract between the Company and GoPublicToday.com, Inc. purports to require GoPublicToday.com, Inc. to prepare and file various documents, the parties to the contract understand that Public Company Management Corp. and its subsidiaries, GoPublicToday.com, Inc. and Public Company Management Services, Inc., provide consulting services and advice relating to the registration of securities for self-distribution by the Company and compliance with securities and corporate governance laws applicable to a public corporation.  The parties have signed an amended and restated contract that more accurately reflects the services provided by Public Company Management Corp. and its subsidiaries.  A copy of the revised contract is filed as an Exhibit to Amendment No. 2.  As indicated in the prior response, neither Public Company Management Corp. nor its subsidiaries, GoPublicToday.com, Inc. and Public Company Management Services, Inc., have prepared or certified any part of the registration statement, engaged in broker-dealer or underwriting activity in connection with the Offering, or otherwise undertaken to provide investment advice to the Company.

United States Securities and Exchange Commission

January 16, 2006

Management’s Discussion and Analysis of Financial Condition…, page 19

General

4.

We note your response to our prior comment 18 and disagree with your conclusion that the addition of an overview section would result in repetition of material contained in your Description of Business.  Please note that the Securities and Exchange Commission has provided interpretive guidance regarding the requirements of Item 303 of Regulation S-B and the use of an overview section in MD&A.  In particular, the Commission has provided extensive guidance on the structure and content of the overview section in Section III.A of the December 2003 Interpretive Release, available on our website at http://www.sec.gov/rules/interp/33-8350.htm.  In summary, the overview section should highlight the most important event(s) currently and on a going-forward basis affecting the company’s operations and financial condition.  The section is not intended on highlighting how your business operates.

The Company has included an Overview section in Management’s Discussion and Analysis of Financial Condition and Operating Results.  Based on a review of Securities Act Release 33-8350 (December 2003), the overview provides economic and industry-wide factors; describes how the Company earns revenues and generates cash; describes recent developments in the Company’s business; and summarizes its intend future expansion.

5.

We note your response to prior comment 1.  In your Chief Operating Officer’s own words, the new markets are deemed “key to Z Yachts expansion” in 2005 and he hopes “to see these areas generate over 100 listings with roughly 10 million worth of inventory under contract.”  Assuming there is a reasonable basis to Mr. Eck’s belief, Item 303(b)(iv) of Regulations S-B requires disclosure of any known trends, events or uncertainties that have had or that are reasonably expected to have a material impact on the net sales or revenues or income from continuing operations.”  Your overview section to MD&A should disclose that management hopes to see the added areas in the Tennessee River Valley, Mobile, Alabama, Pensacola Florida, and Eastern Michigan to “generate over 100 listings with roughly 10 million worth of inventory under contract.”

The Company has included a statement in the Overview relating to the acquisition of operations in the Tennessee River Valley, Alabama Gulf Coast, Florida Panhandle and Eastern Michigan.  Because of the passage of time since the initial announcement, the Company is able to state that such acquisitions contributed listings valued at more than $10,000,000.

6.

We note your response to our prior comment 22 and continue to believe that additional disclosure, including quantification of how your fee arrangements with GoPublicToday.com has impacted and will impact your existing capital resources,

United States Securities and Exchange Commission

January 16, 2006

should be added to your liquidity and capital resources subsection of MD&A.  Furthermore, based upon the provisions of your contract for services with GoPublicToday.com, we continue to believe that GoPublicToday.com should be identified as an expert, as defined in Item 509 of Regulation S-B.  Part 1 of your agreement clearly indicates that GoPublicToday.com was and is being paid for preparing this Form SB-2 registration statement and other SEC filings.

The Company has included a statement in Management’s Discussion and Analysis of Financial Conditions and Results of Operations relating to the payment of cash and non-cash fees to GoPublicToday.com, Inc. and the effect of such payment on earnings for Fiscal 2005.  The Company has also added a paragraph in “Liquidity and Sources of Capital” indicating that $10,000 of the consulting fees remain to be paid and that it expects cash flow from operations to be adequate to make this payment.

Please see the Company’s response to comment number 3 regarding the relationship between the Company and GoPublicToday.com, Inc. and its parent corporation Public Company Management Corp.  Since no part of the registration statement was prepared or certified by Public Company Management Corp. or its subsidiaries, the Company continues to believe that neither Public Company Management Corp. nor GoPublicToday.com, Inc. should be identified as an expert as defined in Item 509 of Regulation S-B.

Undertaking, page II-3

7.

Please update this section to include those undertakings (applicable to your company) that are now included in the revised Item 512 of Regulation S-B.  See Item 512(g)(2) and Question and Answer 3 in the “Securities Offering Reform Transition Questions and Answers,” available on our website at http://www.sec.gov/divisions/corpfin/transitionfaq.htm

The Company has updated the undertakings to comply with Item 512 of Regulation S-B.

Signatures, page II-4

8.

The signature page should include the individuals signing in their capacity as (1) the principal executive officer, (2) the principal financial officer, and (3) the principal accounting officer.  For example, to the extent Mrs. Weller serves as both the principal financial officer and principal accounting officer, her title should be revised to indicate that “Chief Financial Officer” includes both Mrs. Weller’s capacity as the principal accounting officer and the principal financial officer.

Mrs. Regina F. Weller has signed Amendment No. 2 as both the Chief Financial Officer and the Chief Accounting Officer.

United States Securities and Exchange Commission

January 16, 2006

Please note that the Company has made other changes in Amendment No. 2 to correct minor typographical and contextual errors.  All such changes have been marked for your review in the enclosed marked copy of Amendment No. 2.

We appreciate the detailed review of the initial Registration Statement and Amendment No. 1 by the staff and have attempted to address the issues identified by your letter of December 30, 2005.  We acknowledge that the Company is responsible for the accuracy and adequacy of the disclosures in Amendment No. 2.  Please contact the undersigned at (713) 222-6025 if you have any questions regarding the Company’s responses to your comments.

Very truly yours

FRANKLIN, CARDWELL & JONES

Lawrence E. Wilson

Enclosure

cc:

Z Yachts, Inc.